                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 3)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                             THE COBALT GROUP, INC.
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                              (Name of the Issuer)

 The Cobalt Group, Inc.; Cobalt Acquisition Corporation; Warburg, Pincus Equity
   Partners, L.P.; Warburg, Pincus & Co.; Warburg Pincus LLC; Joseph P. Landy; Ernest H. Pomerantz; Kevin Distelhorst; Michael Bell; David Cronk; Geoffrey T.
  Barker; Mark T. Koulogeorge; Environmental Private Equity Fund II, L.P.; The
                 Productivity Fund III, L.P. and John W.P. Holt
        -----------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   19074Q1031
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                      (CUSIP Number of Class of Securities)

                             Scott A. Arenare, Esq.
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]


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                                 SCHEDULE 13E-3

                            Calculation of Filing Fee

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     Transaction Valuation*                            Amount of Filing Fee

     $38,430,833                                              $7,687
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     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,980,238 shares of common stock of The Cobalt Group, Inc. at $3.50 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

     / X / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

     Amount Previously Paid: $7,687.00
                             ---------

     Form or Registration No. Schedule 14A
                              ------------

     Filing Party: The Cobalt Group, Inc.
                   ----------------------

     Date Filed: June 25, 2001
                 -------------


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Item 15. Additional Information
         ----------------------

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1 and No. 2 thereto, the "Transaction Statement"), relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 2, 2001, by and between The Cobalt Group, Inc., a Washington corporation (the "Company"), and Cobalt Acquisition Corporation, a Washington corporation and a wholly owned subsidiary of Warburg, Pincus Equity Partners, L.P. As previously disclosed in the Company's definitive proxy statement dated October 9, 2001, upon the announcement of the execution of the Merger Agreement, three purported shareholder class action lawsuits were filed by certain Cobalt shareholders (the "Plaintiffs") against Cobalt, Warburg Pincus and members of Cobalt's board of directors (the "Defendants"). On July 12, 2001, the Defendants filed a Joint Order to Consolidate the three suits and, on July 24, 2001, that motion was granted. This Amendment No. 3 is being filed to report that the Plaintiffs and the Defendants have entered preliminary settlement discussions and in connection therewith, the Company adjourned the special meeting of shareholders originally scheduled for Tuesday, October 30, 2001 to Tuesday, November 13, 2001, at 9:00 a.m., local time. The special meeting will take place at the Company's executive offices located at 2200 First Avenue South, Suite 400, Seattle, Washington 98134.

     A copy of the press release announcing the adjournment of the special meeting of shareholders of the Company is attached hereto as Exhibit 99.(d)(4).

ITEM 16.  EXHIBITS

          99.(a) Definitive Proxy Statement for the Special Meeting of Shareholders of The Cobalt Group, Inc. filed by the Company on October 4, 2001, is incorporated herein by reference.

          99.(c)(1)      Opinion of SG Cowen Securities Corporation, dated June
                         2, 2001*

          99.(c)(2)      Preliminary discussion materials presented by SG Cowen
                         Securities Corporation to the Cobalt Special Committee on May 18, 2001**

          99.(c)(3)      Materials presented by SG Cowen Securities Corporation
                         to the Cobalt Special Committee on June 2, 2001**

          99.(d)(1)      Voting Agreement, dated June 2, 2001, by and among
                         Warburg, Pincus Equity Partners, L.P. and John W.P.
                         Holt***

          99.(d)(2)      Agreement and Plan of Merger by and between The Cobalt
                         Group, Inc. and Cobalt Acquisition Corporation dated as of June 2, 2001*

          99.(d)(3)      Commitment Letter, dated June 2, 2001, from Warburg,


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                         Pincus Equity Partners, L.P. and certain affiliates to
                         The Cobalt Group, Inc.***

          99.(d)(4)      Press Release, dated October 30, 2001, announcing
                         adjournment of the special meeting of shareholders of The Cobalt Group, Inc.

          99.(f)         Appraisal Rights under Washington General Corporation
                         Law*

-------------------------------

          * Incorporated by reference from the initial preliminary proxy statement, filed by the Company on June 29, 2001.

          **             Incorporated by reference from Amendment No. 2 to
                         Schedule 13E-3, filed on September 26, 2001.

          *** Incorporated by reference from the Company's Current Report on Form 8-K filed by the Company on June 5, 2001.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 31, 2001

                                        THE COBALT GROUP, INC.

                                        By: /s/ John W.P. Holt
                                            ------------------------------
                                            Name:  John W. P. Holt
                                            Title: President and Chief Executive
                                                   Officer


                                        COBALT ACQUISITION CORPORATION

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Vice President and Secretary


                                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co., General
                                            Partner

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Member


                                            /s/ John W.P. Holt
                                            ------------------------------
                                            John W. P. Holt


                                      -5-

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                                            /s/ Joseph P. Landy
                                            ------------------------------
                                            Joseph P. Landy

                                            /s/ Ernest H. Pomerantz
                                            ------------------------------
                                            Ernest H. Pomerantz

                                            /s/ Kevin Distelhorst
                                            ------------------------------
                                            Kevin Distelhorst

                                            /s/ Michael Bell
                                            ------------------------------
                                            Michael Bell

                                            /s/ David Cronk
                                            ------------------------------
                                            David Cronk

                                            /s/ Geoffrey Barker
                                            ------------------------------
                                            Geoffrey Barker

                                            /s/ Mark T. Koulogeorge
                                            ------------------------------
                                            Mark T. Koulogeorge


                                        ENVIRONMENTAL PRIVATE EQUITY
                                             FUND II, L.P.

                                        By: Environmental Private Equity
                                            Management Company II, L.P.,
                                            General Partner

                                        By: First Analysis Environmental
                                            Management Company II, Managing
                                            General Partner

                                        By: /s/ Brett Maxwell
                                            ------------------------------
                                            Name:  Brett Maxwell
                                            Title: General Partner


                                        THE PRODUCTIVITY FUND III, L.P.

                                        By: First Analysis Management
                                            Company III, LLC, General Partner

                                        By: /s/ Brett Maxwell
                                            ------------------------------
                                            Name:  Brett Maxwell
                                            Title: Managing Member


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